UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2008
Commission File Number: 000-29338
CARDIOME PHARMA CORP.
(Translation of registrant’s name into English)
6190 Agronomy Road, 6th Floor
Vancouver, British Columbia, V6T 1Z3, Canada
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is hereby filed and incorporated by reference in the registrant’s Registration Statements on Form F-10 (File No. 333-137935), Form F-3 (File No. 333-131912), and Form S-8 (333-146091).
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cardiome Pharma Corp.

Date: March 26, 2008	/s/ CURTIS SIKORSKY Curtis Sikorsky
Chief Financial Officer

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT

99.1	Material Change Report dated March 26, 2008

99.2	Press Release—Cardiome Reports 2007 Results dated March 26, 2008

99.3	Consolidated Audited Financial Statements

99.4	Management’s Discussion and Analysis

99.5	Certification of Chief Executive Officer

99.6	Certification of Chief Financial Officer

99.7	Auditors’ Report on Reconciliation to United States GAAP